SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the three months ended March 31, 2002

SCOR
 (Exact name of Registrant as specified in its chapter)

1, Avenue du Général de Gaulle
92074 Paris — La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not Applicable.

SCOR

Page

Item 1. Financial Statements (Unaudited)
Report of Independent Accountants	2
Consolidated Balance Sheets as of March 31, 2002 and 2001	3 - 4
Consolidated Statements of Income for the Three Months Ended March 31, 2002 and 2001	5
Consolidated Statements of Comprehensive Income for the Three Months Ended March 31, 2002 and 2001	6
Consolidated Statements of Changes in Shareholders’ Equity for the Three Months Ended March 31, 2002 and 2001	7
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2002 and 2001	8
Notes to Consolidated Financial Statements	9 - 22
Signature

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of SCOR

We have reviewed the accompanying consolidated balance sheets of SCOR and subsidiaries, as of March 31, 2002 and 2001, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the three months then ended. These financial statements are the responsibility of the management of SCOR and subsidiaries.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States and France, which will be performed for the full year with the objective of expressing an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews we are not aware of any material modifications that should be made to the accompanying consolidated financial statements referred to above for them to be in conformity with accounting principles generally accepted in the United States.

Ernst & Young Audit

Represented by Alain Vincent
Paris, France

June 16, 2002,

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2001	2002

	(EUR, in millions)
ASSETS
Investments
Fixed maturities, available for sale, at fair value (amortized cost: EUR 5,652 in March 2001 and EUR 6,450 in March 2002)	5,790	6,481
Equity securities, available for sale, at fair value (cost: EUR 797 in March 2001 and EUR 848 in March 2002)	650	714
Trading equity securities, at fair value (cost: EUR 198 in March 2001 and EUR 112 in March 2002)	188	44
Short-term investments, at cost	374	469
Other long-term investments	363	358

Total investments	7,365	8,066

Cash and cash equivalents	366	1,246

Accrued interest income	113	130

Reinsurance balances receivable
Property-Casualty	552	926
Life	109	164

Total reinsurance balances receivable	661	1,090

Accrued premiums receivable, net of commissions
Property-Casualty	951	1,093
Life	243	154

Total accrued premiums receivable, net of commissions	1,194	1,247

Property-Casualty
Reinsurance recoverable on unpaid losses and LAE	488	1,475
Prepaid reinsurance premium reserves	179	210

Total	667	1,685

Life
Reinsurance recoverable on reserves for future policy benefits	674	637

Deferred policy acquisition costs, net	318	440
Credits for deposits with ceding companies	844	1,046
Derivative financial instruments	2	16
Deferred income tax benefits	208	541
Fixed assets, net	19	24
Intangible assets	110	135
Advances to and investments in affiliates	260	238
Goodwill	210	290
Other assets	217	390

Total assets	13,228	17,221

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED BALANCE SHEETS

	As of March 31,

	2001	2002

	(EUR, in millions)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Property-Casualty
Losses and loss adjustment expenses reserves, gross	5,699	8,479
Unearned premium reserves, gross	1,415	1,700

Total	7,114	10,179

Life
Life Reserve for future policy benefits	2,558	2,571

Funds held under reinsurance treaties	871	883

Reinsurance balances payable
Property-Casualty	116	412
Life	97	65

Total reinsurance balances payable	213	477

Convertible subordinated debentures	243	248
Long-term debt	263	264
Notes payable	56	129
Debt due within one year	8	64
Commercial paper	—	357
Derivative financial instruments	4	27
Accrued expenses	350	411
Deferred taxes	114	181
Minority interest	16	185

Total liabilities	11,810	15,976

Shareholders’ Equity
Common stock, no par value, 41,244,216 shares in 2002 and 34,800,296 shares in 2002 authorized, issued and outstanding	133	157
Additional paid-in capital	656	977
Catastrophe reserve, net of tax	10	11
Accumulated other comprehensive income	171	110
Retained earnings	612	162
Treasury stock, at cost 3,630,417 shares in 2002 and 3,403,916 shares in 2001	(164)	(172)

Total shareholders’ equity	1,418	1,245

Total liabilities and shareholders’ equity	13,228	17,221

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	Three months ended March 31,

	2001	2002

	(EUR, in millions)
Revenues
Life premiums earned, net of premiums ceded totaling EUR 22 in March 2001 and EUR 29 in March 2002	169	132
Property-Casualty premiums earned, net of premiums ceded totaling EUR 109 in March 2001 and EUR 144 in March 2002	586	881
Net investment income	75	28
Net realized gains on investments	16	(5)

Total revenues	846	1,036

Expenses
Life claims, net of reinsurance recoveries totaling EUR 9 in March 2001 and EUR 26 in March 2002	151	104
Property-Casualty claims and loss adjustment expenses, net of reinsurance recoveries totaling EUR 50 in March 2001 and EUR 90 in March 2002	497	757
Policy acquisition costs and commissions	176	217
Underwriting and administration expenses	46	52
Foreign exchange loss, net	22	(14)
Amortization of goodwill	4	—
Other income and expenses, net	4	(3)

Total expenses	900	1,113

Income before taxes, minority interests and income from investments accounted for under the equity method	(54)	(77)
Income tax	33	23
Income before minority interests and income from investments accounted for under the equity method	(21)	(54)
Minority interests	(1)	(2)

Income before income from investments accounted for under the equity method	(22)	(56)
Income from investments accounted for under the equity method	6	3

Income before change in accounting principle	(16)	(53)
Cumulative effect of change in accounting principle, net of tax EUR 1	1	—

Net (loss) income	(15)	(53)

	(EUR, except number of
	shares in thousands)
Earnings per share data
Basic	(0.48)	(1.41)

Diluted	(0.38)	(1.24)

Weighted average number of shares outstanding,
basic	31,393	37,614

diluted	35,959	41,833

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended March 31,

	2001	2002

	(EUR, in millions)
Net income	(15)	(53)

Other comprehensive income, net of tax
Foreign currency translation adjustment	47	1
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	25	(48)
Equity securities	(42)	39
Investments accounted for by the equity method	(4)	0
Less: reclassification adjustment for prior periods appreciation included in net income	13	(3)

Other comprehensive income	39	(11)

Comprehensive income	24	(64)

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES
IN SHAREHOLDERS’ EQUITY

	As of March 31,

	2001	2002

	(EUR, in millions)
Ordinary Shares
Balance at beginning of period	133	157
Issuance of Ordinary Shares	—	—

Balance at end of period	133	157

Paid-in capital
Balance at beginning of period	656	977
Issuance of Ordinary Shares	—	—

Balance at end of period	656	977

Accumulated other comprehensive income
Balance at beginning of period	132	121
Unrealized appreciation (depreciation) on investments, net of reclassification adjustment	(8)	(12)
Currency translation adjustments	47	1

Balance at end of period	171	110

Catastrophe reserve
Balance at beginning of period	12	11
Allocation during period	(2)	—

Balance at end of period	10	11

Retained earnings
Balance at beginning of period	626	215
Net income	(15)	(53)
Allocation to catastrophe reserve	1

Balance at end of period	612	162

Treasury stock
Balance at beginning of period	(164)	(172)
Purchase of treasury shares	—	—

Balance at end of period	(164)	(172)

Total Shareholders’ equity	1,418	1,245

Ordinary Shares
Balance at beginning of period	34,793,846	41,244,216
Exercise of stock options	6,450	—

Balance at end of period	34,800,296	41,244,216

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended March 31,

	2001	2002

	(EUR, in millions)
Cash flows from operating activities
Net income	(15)	(51)
Adjustments to reconcile net income to net cash provided by operating activities
Change in reinsurance recoverable on unpaid losses	34	(38)
Change in prepaid insurance premiums	(40)	(46)
Change in losses and LAE reserves, gross	(24)	102
Change in life reserves for future policy benefits	31	(20)
Change in unearned premium reserves, gross	144	123
Change in deferred policy acquisition costs	—	(88)
Realized investment gains and losses	(16)	20
Other amortization and change in other provisions	20	48
Change in deferred tax	(39)	(21)
Unrealized foreign exchange gains or losses	20	(13)
Affiliated income accounted for by the equity method	(6)	(3)
Changes in assets and liabilities
Premium and loss balances, net	23	(127)
Change in accrued reinsurance balance payable	(39)	318
Change in deposits with ceding companies	(43)	(45)
Funds held under reinsurance treaties	24	(16)
Other	12	(28)

Net cash provided by operating activities	86	115

Cash flows from investing activities
Sales, maturities or redemptions of fixed maturities available for sale	561	1,067
Sales of equity securities	472	643
Net sales (purchases) of short-term investments	(54)	(2)
Investments in fixed maturities available for sale	(505)	(1,961)
Investments in equity securities	(413)	(793)
Acquisitions of fixed assets	(3)	(1)
Disposals of fixed assets	2	(4)
Long term loans	16	17

Net cash provided by (used in) investing activities	76	(1,034)

Cash flows from financing activities
Repayment of borrowings	(66)	(587)
Proceeds from borrowings	16	826
Increase (decrease) on minority interests	—	(6)

Net cash provided by (used in) financing activities	(50)	233

Effect of exchange rate changes on cash	(2)	(1)

Net increase in cash and cash equivalents	110	(687)
Cash and cash equivalents at beginning of year	247	1,927
Effect of changes in exchange rates on cash beginning	9	6

Cash and cash equivalents at end of the period	366	1,246

See accompanying Notes to Unaudited Consolidated Financial Statements

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. The Company and Significant Accounting Policies

SCOR (the “Company”) is organized as a société anonyme, or stock company, under the laws of the Republic of France. SCOR and its subsidiaries (together, the “Group”) provide Property-Casualty and Life reinsurance. Property-Casualty operations include reinsuring to primary insurers of property, casualty, marine, space and transportation, construction and credit and surety risks. Life operations include providing a full range of Life and Health reinsurance products and related services to primary Life insurers throughout the world.

1.1. Significant events

Following fiscal year 2001, which was an exceptionally difficult year for insurers and reinsurers and SCOR in particular, the improvement of the combined ratio of Quarter 1, 2002, due to the upward trend in the reinsurance cycle that started in 2001, can already be observed and management believes this trend should grow regularly over 2002 and the next fiscal years. Yet, according to present accounting rules, and knowing that the earned premiums for underwriting year 2002 are progressive, the combined ratio is still impacted by net earned premiums generated by fiscal years 2000 and 2001. It should be underlined that during these periods increases in premium rates were lower than those observed during underwriting year 2002. Over the next quarters, management expects this ratio to progressively improve.

SCOR Group created at the end of December 2001, Irish Reinsurance Partners with private investors. This company is dedicated to reinsuring part of SCOR’s new or renewed non-life business for the 2002-underwriting year. SCOR increased its non-life underwriting capacity by more than 25%. IRP has a total shareholders’ equity of EUR 400 million held by SCOR Group for 41,7% and is consolidated into the Group consolidated financial statements at the end of December, 2001 because the Group controls this company.

SCOR Group has reached a definitive agreement to sell its renewal rights of the Fulcrum business unit, based in Scottsdale, Arizona, to the Argonaut Group, Inc. of San Antonio, Texas. SCOR Group acquired Fulcrum Insurance Company as part of its purchase of Sorema in July of 2001. The business unit sold had recorded gross written premiums for 2001 of USD 45.6 million and Fulcrum’s capital and surplus as of December 31, 2001, was USD 24.6 million. This transaction will free up capital for SCOR’s reinsurance operations in the US market, allowing it to take further advantage of the strong market recovery. The closing will take place as soon as possible, following applicable regulatory and other approvals.

At the end of March, SCOR Group realized a placement on the capital markets of HORIZON, a USD 112 million index-linked securitization of credit risk designed to lower its risk profile in Credit Reinsurance. This securitization is fully backed by Aaa-rated assets, providing first-rate financial security. This structurally innovative cover is linked to Moody’s A and Baa ratings indices, which comprise weighted credit risk populations rated between A1 and Baa3. The indices were picked for their match with SCOR’s credit exposures in terms of quality, geographic diversity and range of sectors. This entity is fully consolidated in the consolidated financial statements at the end of March 2002 (cf note 5).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

On March 29th, 2002, SCOR entered into a firm commitment to sell its stake of 35.26% in Coface to NATEXIS. This transaction, which is under suspensive conditions, will be accounted for in 2002 and will provide an additional €282 million in liquidity and a net consolidated increase after tax in Group shareholders’ equity of €87 million (€111 million before tax). The Group’s consolidated financial statements at the end of March 2002 including the impact of the sale of Coface would have been as follows:

Statement of income (EUR, in millions):
Net income after tax at the end of March 2002		(53)
Impact of the sale of Coface		87

Net income after tax at the end of March 2002 after the operation		34

Shareholders’equity (EUR, in millions):
Group Shareholders’ equity at the end of March 2002		1,245
Impact of the sale of Coface		87

Group Shareholders’ equity at the end of March 2002 after the operation		1,332

Earnings per share (EUR):
	Basic	Diluted

Earnings per share at the end of March 2002	(1.41)	(1.24)
Impact of the sale of Coface	2.31	2.08

Earnings per share at the end of March 2002 after the operation	0.90	0.84

In 2002, A.M. Best Co. (“A.M. Best”), the Fitch International Bank Credit Analyst (“Fitch IBCA”) and Standard & Poor’s (“S&P”) lowered their respective Group ratings, which are currently as follows:

A.M. Best	Rating of the Group	A	Excellent
Fitch IBCA	Financial strength rating	AA-	Very strong
	Long-term debt	A+	High credit quality
	Short-term debt	F1	High credit quality
S&P	Financial strength rating	A+	Strong
	Group’s commercial paper	A-1	Strong
	Group’s senior unsecured debt	A+	Strong

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.2. Basis of presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The Company and its domestic subsidiaries maintain their books in conformity with French generally accepted accounting principles, and its foreign subsidiaries in conformity with those of the countries of their domicile. The financial statements of those consolidated entities have been restated to conform to U.S. GAAP. In the opinion of management, the financial statements prepared in accordance with U.S. GAAP reflect all adjustments and accruals (reflecting management estimates and assumptions) necessary for a fair presentation of results for the three-month period. The results of operations for the three-month period ended March 31, 2002 are not necessarily indicative of the operating results for the full year.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These consolidated financial statements should be read in conjunction with the financial statements and notes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2001.

The accompanying financial statements include the accounts of SCOR and its majority-owned and controlled domestic and foreign subsidiaries. Investment in 20% to 50% owned affiliates are accounted for by the equity method. All significant intercompany transactions and balances have been eliminated.

1.3. Recent Accounting Developments

Effective January 1, 2001, the Group adopted FASB Statement No. 133 (“SFAS 133”), “Accounting for Derivative Instruments and Hedging Activities” as amended by SFAS 137 and SFAS 138. Amended SFAS 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value.

On July 1, 2001, the Group adopted SFAS No.141 “Business Combinations” which requires usage of the purchase method for all business combinations initialed after June 30, 2001 and SFAS No.142 “Goodwill and Other Intangible Assets” which changes the accounting for goodwill from an amortization method to a perform impairment valuations. Amortization of goodwill, including goodwill recorded in past business combinations, ceases upon adoption of that statement. The Group will do impairments valuations annually or more frequently if certain indicators are encountered. The adoption of SFAS 141 did not have a significant impact on the Group’s financial statements. This has resulted in the elimination of a quarterly amortization expense related to goodwill in the amount of EUR 3 million, before tax, in the first quarter of 2002. On a pro-forma basis, diluted net income before cumulative effect of new accounting standard for the first quarter of 2001 would have been EUR (0.46) per share rather than EUR (0.38) as reported. The next statement shows the impact of non-amortization on net result after taxes.

After being reviewed by SCOR, the application of FAS 142 does not lead to any depreciation of goodwill at this date.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31,

	2001	2002

	(EUR, in millions except for
	earnings-per-share amounts)
Disclosure
Reported net income	(15)	(53)
Add back: goodwill amortization	4	0

Adjusted net income	(11)	(53)

Basic earnings-per-share:
Reported net income	(0,48)	(1,41)
Add back: goodwill amortization	0,13	0,00

Adjusted net income	(0,35)	(1,41)

Diluted earnings-per-share:
Reported net income	(0,38)	(1,24)
Add back: goodwill amortization	0,12	0,00

Adjusted net income	(0,26)	(1,24)

In October 2001, the FASB issued the statement of Accounting Standard No.144 (“SFAS 144”), “Accounting for the Impairment or Disposal of Long-Lived Assets”. This statement recognizes an impairment loss only if the carrying amount of a long-lived asset to be held and used is not recoverable from its undiscounted cash flows and measures an impairment loss as the difference between the carrying amount and fair value of the assets.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 2. Investments

The Group’s net investment income, comprised primarily of interest and dividends, was derived from the following sources:

	Three months ended March 31,

	2001	2002

	( EUR, in millions )
Investment income
Fixed maturities	93	85
Equity securities, dividends	4	5
Trading equity securities, net unrealized gains	(12)	(15)
Short term investments and other (1)	10	17

Total investment income	95	92

Investment expense
Swap interest	3	3
Commercial paper	—	3
Administration expenses	3	3
Other (including convertible debentures interest and impairment of securities)	14	55

Total investment expense	20	64

Net investment income	75	28

(1)	includes swap income of EUR 2 million in March 2001 and EUR 3 million in March 2002.

The followings present gross unrealized gains and losses and the related deferred taxes on equity securities and fixed maturities available for sale carried at fair value:

	Three months ended March 31,

	2001	2002

	( EUR, in millions)
Equity securities
Gross unrealized gains	24	21
Gross unrealized losses	(146)	(105)
Net unrealized gains (losses)	(122)	(84)
Fixed maturities, at fair value
Gross unrealized gains	160	101
Gross unrealized losses	(25)	(71)
Net unrealized gains (losses)	135	30
Total net unrealized gains (losses)	13	(54)
Policyholder-related amounts (1)	(57)	(33)
Deferred tax (liability) asset	21	32
Minority interests	1
Shareholders’ net unrealized appreciation (depreciation)	(22)	(55)

(1)	amortization of value of business acquired due to the revaluation to the fair value of available for sale securities in application of SFAS 115 (“shadow DAC”).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 3. Reinsurance

The Group utilizes a variety of retrocession agreements with non-affiliated retrocessionaires to control its exposure to large losses. Although ceded reinsurance permits recovery of all or a portion of losses from the retrocessional reinsurer, it does not discharge the Group as the primary reinsurer.

Premiums written, premiums earned and loss and LAE incurred for the periods ended March 31, 2001 and 2002 are as follows:

	Three months ended March 31, 2001

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-Casualty
Assumed	838	695	(547)
Ceded	(148)	(109)	50
Life
Assumed	191	191	(160)
Ceded	(22)	(22)	9

Net	859	755	(648)

	Three months ended March 31, 2002

	Premiums	Premiums	Loss and
	written	earned	LAE incurred

	(EUR, in millions)
Property-Casualty
Assumed	1,148	1,025	(847)
Ceded	(190)	(144)	90
Life
Assumed	161	161	(130)
Ceded	(29)	(29)	26

Net	1,090	1,013	(861)

For the three months ended March 31, 2002 as for the three months ended March 31, 2001, the premium retention rate was 83%.

Certain reinsurance contracts do not, despite their form, provide for the indemnification of the ceding company by the reinsurer against loss or liability. Such contracts primarily consist of non-proportional excess-of-loss treaties covering catastrophic events, which include profit and loss sharing clauses upon termination or cancellation. In these cases, the premium paid has been accounted for as a deposit rather than as premium expense in accordance with SFAS 113. Amounts recorded as deposits, and classified as other assets, under such contracts totaled EUR 18 million and EUR 32 million as of March 31, 2002 and 2001, respectively. Amounts received and recorded as funds held under reinsurance treaties under such contracts at such dates were EUR 154 million and EUR 386 million as of March 31, 2002 and 2001, respectively.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 4. Debt

Debt and designated interest rate swap agreements consists of the following:

	As of March 31,

	2001		2002

	Book	Fair	Book	Fair
	Value	Value	Value	Value

		(EUR, in millions)
Commercial paper — fixed rate	—	—	357	357
Notes payable — fixed rate	57	57	128	128
Convertible subordinated debentures - 1%	243	249	248	236
EUR 50 million perpetual subordinated debt — EURIBOR + 0.75%	50	50	50	50
USD 100 million 30-year subordinated debt — LIBOR + 0.80%	113	113	114	114
EUR 100 million 20-year subordinated debt — EURIBOR + 1.15%	100	100	100	100

Total obligations	563	569	997	985

Fair value of interest rate swap agreements	(1)	(1)	1	1

Total debt	562	568	998	986

The notional amount of swap agreements designated as fair value interest risk hedges outstanding as of March 30, 2002 was EUR 77 million. Fair value is based on the discounted amount of future cash flows using the Group’s current estimated borrowing rates for a similar liability. To the extend that borrowings carry a variable rate of interest, face value approximates fair value. Fair value of convertible subordinated debt is based on quoted market price as of March 31, 2001 and 2002.

Note 5. Derivative instruments

SCOR is exposed to market risk from changes in foreign currency exchange rates, interest rates and equity security prices that have an adverse effect on the fair value of financial instruments and derivative financial instruments. SCOR manages its market risks, as well as risk exposure relating to non-financial assets, liabilities and transactions by defining centralized investment policy guidelines, using derivatives to protect its investment portfolio or rebalancing its existing asset and liability portfolio.

The Group takes advantage of a variety of derivative instruments to reduce this exposure to market risk and in conjunction with its foreign currency asset/liability management. Derivatives used by the Group include interest rate swaps, interest rate floors, indexed options, warrants, equity options, currency swaps, currency forward purchases and sales. Weather derivatives and credit derivatives, used or issued by the Group are not considered derivative instruments under the definition of SFAS 133.

Subsequent to the adoption of SFAS 133 “Accounting for derivative instruments and hedging activities”, the Group’s derivative instruments are accounted for on a fair value basis, and reported as investments, derivative assets or derivative liabilities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

When certain conditions are met, a derivative may be specifically designated as a hedge and accounted for as fair value, cash flow or foreign currency hedge, for all or a specific portion of the identified hedged risk. The Group did not designate any cash flow hedge. The related transition adjustment resulted in a gain of EUR 2 million reported for March 2001 in Cumulative effect of change in accounting principle (EUR 1 million net of taxes).

Fair Value Hedges:

SCOR actively draws on its fixed rates available lines of commercial paper and medium-term negotiable notes in order to maintain the adequate level of cash needed in its regular reinsurance and investing transactions. Most of the time amounts drawn significantly exceed those requirements and the bulk of available funds is then invested in short-term investments. Group’s fixed-rate commercial paper and notes payable are generally swapped to floating rates under terms that match those of the debt instruments. Existing spread in the debt pay fixed and the swap receive fixed results in a pay floating rate that is generally lower than EONIA (Euro Overnight Index Average) rates earned on the pool of available funds.

Several pay variable — receive fixed interest rate swaps were designated as fair value hedges to interest rate risk of fixed-rate notes payable and commercial paper debt. Conditions that allowed these designations are met therefore those hedged items are accounted for at fair value. The change of fair value in those derivatives together with the change in fair value of the hedged items is reported in the statement of income.

The loss of the hedges’ ineffectiveness of EUR 113,213 and EUR 125,004 was recognized in net investment income respectively in March 2002 and in March 2001.

Foreign Currency Hedges:

The Group attempts to match its assets and liabilities on a currency-by-currency basis in each currency for which an organized financial or foreign exchange market is available, primarily by investing in assets that are denominated in the currency of the Group’s corresponding reinsurance liabilities. Management adjusts open positions in specific currencies, generally on a quarterly basis, to manage any excess or deficit of assets compared to liabilities in a particular currency. Total currency exposure (other than with respect to the euro) is limited to the excess (or deficiency) of assets over liabilities in each currency.

The U.S. dollar represents the most significant portion of those reserves. In addition, acquisitions the Group entered into in 2000 and 2001 were denominated in U.S. dollar. SCOR arranged two foreign exchange hedges in the first half of 2001. The first concerned the forward purchase of USD 315 million to cover excess book liabilities in this currency. The second involved a matching forward sale of US dollars for the same amount, in order to hedge the value of equity investments in that currency. The two hedging transactions were repeated on January 3, 2002 for a total of USD 450 million.

Those derivatives are carried at fair value and classified as derivative assets and derivative liabilities.

The net gain included in the cumulative translation adjustment was EUR 13 million in March 2002.

Non-hedge instruments:

•	Derivatives used in conjunction with the Group’s investment strategy:

To a lesser extend, the Group uses indexed options as well as pay variable - receive variable structured on different maturities interest rate swaps to manage volatility on the bond portfolio.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Group also uses a limited volume of warrants, equity options, equity index instruments in accordance with its selective equity investment policy to provide higher returns on selected equity lines. Sales of call options are used by the Group to mitigate the effect of possible decline in value of identified equities.

Those derivatives are carried at fair value and classified as investments.

•	Other derivatives used by the Group:

The Group entered into specific interest rate floor agreements in conjunction with Property-Casualty or Life reinsurance transactions, in order to mitigate the effect of change in interest rates on the return of specific contracts. Some particular alternative reinsurance transactions were also based on indexed options.

Certain life reinsurance annuity-based contracts underwritten by SCOR Life Re include specified market index return. Matching investments are structured on similar index put and call options that replicate the fluctuation of those indexes.

Note 6. Comprehensive Income

Related tax effects allocated to each component of other comprehensive income for the periods ended March 31, 2001 and 2002 are as follows:

	Three months ended March 31, 2001

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	47	—	47
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	34	(9)	25
Equity securities	(66)	24	(42)
Investments accounted for by the equity method	(7)	3	(4)
Less: reclassification adjustment for prior periods appreciation included in net income	20	(7)	13

Other comprehensive income	28	11	39

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended March 31, 2002

	Before-Tax	Tax (Expense)	Net-of-Tax
	Amount	or Benefit	Amount

	(EUR, in millions)
Foreign currency translation adjustment	1	—	1
Unrealized appreciation (depreciation) on investments during period
Fixed maturities	(70)	22	(48)
Equity securities	63	(24)	39
Investments accounted for by the equity method	—	—	—
Less: reclassification adjustment for prior periods appreciation included in net income	(5)	2	(3)

Other comprehensive income	(11)	0	(11)

Net of tax balances of each classification within accumulated other comprehensive income as of March 31, 2001 and 2002 are as follows:

			Unrealized
		Unrealized	Appreciation
	Foreign Currency	Appreciation	(Depreciation) of	Accumulated Other
	Translation	(Depreciation) of	Equity Method	Comprehensive
	Adjustment	Investments	Investments	Income

		(EUR, in millions)
Period ended March 31, 2001
Balance at beginning of period	133	(19)	18	132
Current-period change	47	(3)	(5)	39

Balance at end of period	180	(22)	13	171

Period ended March 31, 2002
Balance at beginning of period	165	(43)	(1)	121
Current-period change	1	(12)		(11)

Balance at end of period	166	(55)	(1)	110

Note 7. Income Taxes

Income tax expense for the Group includes the change, in France, of the tax rate of the income tax surcharge of 6% for 2002 and 10% for 2001.

Income tax for the Group represented an income tax profit of EUR 23 million as of March 31, 2002. It included EUR 20 million tax profit resulting from loss carry back.

Note 8. Earnings Per Share

Basic earnings per share are calculated using the weighted average number of Ordinary Shares outstanding during the period. Diluted earnings per share is based on the additional assumed dilution of all dilutive potential Ordinary Shares outstanding which are issuable under stock option plans (using the treasury stock method), and on the additional assumption that the convertible bonds are converted into Ordinary Shares (using the if-converted method).

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is the reconciliation of the numerator and denominator of the basic earnings per share computation to the numerator and denominator of the diluted earnings per share computation for the six months ended March 31, 2001 and 2002, respectively:

	Three months ended March 31, 2001

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(15)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(15)	31,393	(0.48)

Effect of dilutive securities
Stock options	—	541
Convertible bonds	1	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(14)	35,959	(0.38)

Options to purchase Ordinary Shares at EUR 56.25 per share were granted in 1998. 444,000 such options at March 31, 2001 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

	Three months ended March 31, 2002

	Income	Shares	Per-Share
	(Numerator)	(Denominator)	Amount

	(EUR, in millions)	(Thousands)	(EUR)
Net Income	(53)

Basic Earnings Per Share
Income available to Ordinary Shareholders	(53)	37,614	(1.41)
Effect of dilutive securities
Stock options	—	194
Convertible bonds	1	4,025

Diluted Earnings Per Share
Income available to Ordinary Shareholders + assumed conversions	(52)	41,833	(1.24)

Options to purchase Ordinary Shares at EUR 37.20, EUR 56.25, EUR 46.00, EUR 48.00, EUR 45.00, and EUR 48.00 per share were granted in 1997, in 1998, in 1999, in 2000 and in 2001. 2,332,900 such options at March 31, 2002 were outstanding but were not included in the computation of diluted earnings per share because the options’ exercise price was greater than the average market price of the Ordinary Shares.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 9. Lines of Business and Geographic Information

SCOR Group is composed of 12 subsidiaries, including 8 reinsurance company subsidiaries, 3 operating divisions, and 18 representative offices, which operate in defined geographic areas. The Group’s activities are organized into three operating segments. In addition to the three operating segments, the Group includes under “Other” investment revenue allocated to shareholders’ equity, amortization of goodwill and investments accounted for by equity method.

Property-Casualty reinsurance

The Property-Casualty (“P&C”) segment includes the proportional (pro rata) and non-proportional (excess of loss and stop loss) treaty and facultative supporting treaty transactions for classes of property, casualty, marine, transportation and construction. Property-Casualty also includes direct or allocated operating expenses and net income from Property-Casualty-related investing activities.

Life, Accident & Health

Life, Accident & Health reinsurance (“Life, A&H”) includes life reinsurance products as well as the personal segments of casualty reinsurance that are accident, disability, health, unemployment and long-term care. Life, Accident & Health reinsurance is conducted worldwide through SCOR Vie and its branch offices, Madrid, Toronto and Singapore, and, for the German and Italian markets, jointly between SCOR Vie and the local Group subsidiaries. Life, Accident & Health also includes direct or allocated operating expenses and net income from Life, Accident & Health-related investing activities.

“Specialty” reinsurance

“Specialty” reinsurance includes alternative reinsurance, credit surety and political risks, and the “SCOR Business Solutions” division, which covers large Property-Casualty facultative business. “Specialty” reinsurance also includes direct or allocated operating expenses and net income from “Specialty” Property-Casualty reinsurance-related investing activities.

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the activity split:

	Three months ended March 31, 2001

		Life,
	P&C	A & H	Specialty	Other	Consolidated

		(EUR, in millions)
Net premiums written	307	262	290		859

Net premiums earned	310	229	216		755
Net investment income	23	17	23	12	75
Net realized gains on investments	5	3	5	3	16

Total revenues	338	249	244	15	846

Claim and claim expenses	259	196	193	—	648
Acquisition costs	93	43	40	—	176
Underwriting and administration expenses	25	9	12	—	46
Other income and expenses, net	—		—	30	30

Total expenses	377	248	245	30	900

Income before taxes, minority interest and equity method income	(39)	1	(1)	(15)	(54)

Income from investments accounted for by the equity method				6	6

Total assets as of March 31	5,371	3,970	3,887		13,228

	Three months ended March 31, 2002

		Life,
	P&C	A & H	Specialty	Other	Consolidated

		(EUR, in millions)
Net premiums written	603	218	269		1,090

Net premiums earned	493	238	282		1,013
Net investment income	17	13	7	(9)	28
Net realized gains on investments	(3)	(2)	(1)	1	(5)

Total revenues	507	249	288	(8)	1,036

Claim and claim expenses	382	177	302		861
Acquisition costs	120	52	45		217
Underwriting and administration expenses	24	12	16		52
Other income and expenses, net				(17)	(17)

Total expenses	526	241	363	(17)	1,113

Income before taxes, minority interest and equity method income	(19)	8	(75)	9	(77)

Income from investments accounted for by the equity method				3	3

Total assets as of March 31	7,710	4,264	5,247		17,221

SCOR
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The following is a summary of the Group’s business by geographic area (allocations by geographic area have been made based on the location of the related subsidiary).

	France	Europe	North America	Asia	Consolidated

		(EUR, in millions)
Three months ended March 31, 2001
Revenues	257	116	479	(6)	846
Income before taxes	(61)	7	2	4	(48)
Identifiable assets as of March 31	5,353	1,510	6,083	282	13,228
Three months ended March 31, 2002
Revenues	228	184	562	62	1,036
Income before taxes	(112)	23	7	6	(76)
Identifiable assets as of March 31	7,569	1,952	7,220	480	17,221

Note 10. Subsequent events

As part of its ongoing strategy to optimize its short and medium term debt, SCOR finalized on May 31, 2002 the placement of a 5-year, 5.25%, Senior notes issue. Taking advantage of favorable market conditions, the Group successfully placed EUR 200 million, due on June 21st, 2007, at a yield to maturity of 5.395%.

This operation completes SCOR’s program to strengthen the Group capital base. This program began in December 2001 with the formation of Irish Reinsurance Partners. It continued first in January 2002 with the issuance of the Atlas Re II Cat Bond, in March of this year with the placement of Horizon, a USD 112 million index-linked securitization of credit risk, in March of this year as well, with SCOR’s commitment to sell its stake of 35.26% in Coface to Natexis and finally with the sale of its Fulcrum business.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: June 16, 2002

SCOR (Registrant)

By:	/s/ Maurice Tolédano Maurice Tolédano, Principal Financial Officer